Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State/Country of Organization

Cyxtera Australia Pty. Ltd.	Australia
Cyxtera Brasil Colocation e Data Center Ltda	Brazil
Cyxtera Canada, LLC	Delaware
Cyxtera Communications Canada, Inc.	Canada
Cyxtera Communications, LLC	Missouri
Cyxtera Data Centers, Inc.	Delaware
Cyxtera DC Holdings, Inc.	Delaware
Cyxtera DC Parent Holdings, Inc.	Delaware
Cyxtera Federal Group, Inc.	Delaware
Cyxtera Germany GmbH	Germany
Cyxtera Holdings, LLC	Delaware
Cyxtera Hong Kong Limited	Hong Kong
Cyxtera Japan, Ltd.	Japan
Cyxtera Management, Inc.	Delaware
Cyxtera Netherlands B.V.	Netherlands
Cyxtera Receivables Holdings, LLC	Delaware
Cyxtera Singapore Pte. Ltd	Singapore
Cyxtera Technologies, LLC	Delaware
Cyxtera Technology UK Ltd.	United Kingdom